ArcelorMittal

Condensed Consolidated Financial Statements as of and for the Six
Months Ended June 30, 2010

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position
(in millions of U.S. dollars)
(unaudited)

	December 31, 2009	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	5,919	2,408
Restricted cash	90	170
Assets held for sale (note 5)	1	1
Trade accounts receivable and other	5,750	7,366
Inventories (note 4)	16,835	19,458
Prepaid expenses and other current assets	4,212	4,192
Total current assets	32,807	33,595

Non-current assets:
Goodwill and intangible assets	17,034	15,720
Property, plant and equipment	60,385	54,715
Investments in associates and joint ventures (note 8)	9,628	9,282
Other investments	424	412
Deferred tax assets	4,838	5,073
Other assets	2,581	1,946
Total non-current assets	94,890	87,148
Total assets	127,697	120,743

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	4,135	5,599
Trade accounts payable and other	10,676	12,774
Short-term provisions	1,433	995
Liabilities held for sale (note 5)	11	41
Accrued expenses and other liabilities	6,961	6,728
Income tax liabilities	314	394
Total current liabilities	23,530	26,531

Non-current liabilities:
Long-term debt, net of current portion (note 9)	20,677	17,234
Deferred tax liabilities	5,144	4,846
Deferred employee benefits	7,583	7,095
Long-term provisions	2,121	1,904
Other long-term obligations	3,244	2,259
Total non-current liabilities	38,769	33,338
Total liabilities	62,299	59,869

Equity (note 6):
Equity attributable to the equity holders of the parent	61,045	57,077
Non-controlling interests	4,353	3,797
Total equity	65,398	60,874
Total liabilities and equity	127,697	120,743

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,
	2009	2010

Sales (including 1,293 and 2,092 of sales to related parties for 2009 and 2010, respectively)	30,298	40,303
Cost of sales (including depreciation and impairment of 2,346 and 2,481 and purchases from related parties of 670 and 1,072 for 2009 and 2010, respectively)	30,915	36,103

Gross margin	(617)	4,200
Selling, general and administrative	2,050	1,791

Operating (loss) income	(2,667)	2,409

(Loss) income from investments in associates and joint ventures	(142)	277
Financing costs - net	(1,505)	(608)

(Loss) income before taxes	(4,314)	2,078

Income tax benefit (note 7)	2,327	424

Net (loss) income (including non-controlling interests)	(1,987)	2,502

Net (loss) income attributable to:
Equity holders of the parent	(1,855)	2,383
Non-controlling interests	(132)	119

Net (loss) income (including non-controlling interests)	(1,987)	2,502

(Loss) earnings per common share (in U.S. dollars):
Basic common shares	(1.34)	1.58
Diluted common shares	(1.34)	1.10

Weighted average common shares outstanding (in millions):
Basic common shares	1,381	1,510
Diluted common shares	1,381	1,599

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,

	2009*		2010

Net (loss) income (including non-controlling interests)	(1,987)			2,502

Available-for-sale investments:
Gain arising during the period (net of tax expense of nil and 11 for 2009 and 2010, respectively)	25		27
Reclassification adjustments for gain included in the statements of operations (net of tax expense of nil for 2009 and 2010, respectively)	(8)		—

	17		27
Derivative financial instruments:
Gain arising during the period (net of tax expense of 21 and 72 for 2009 and 2010, respectively)	33		197
Reclassification adjustments for gain included in the statements of operations (net of tax expense of 205 and 45 for 2009 and 2010, respectively)	(539)		(118)

	(506)		79
Exchange differences arising primarily on translation of foreign operations (net of tax expense of 168 and 117 for 2009 and 2010, respectively)	1,795		(5,516)

Share of other comprehensive income (loss) related to associates and joint ventures	261		(187)

Total other comprehensive income (loss)	1,567		(5,597)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	1,235		(5,391)
Non-controlling interests	332		(206)

		1,567		(5,597)

Total comprehensive (loss) income		(420)		(3,095)

Total comprehensive (loss) income attributable to:
Equity holders of the parent		(620)		(3,008)
Non-controlling interests		200		(87)

Total comprehensive (loss) income		(420)		(3,095)

* As required by IFRS, the information for the six month period ended June 30, 2009 has been adjusted retrospectively for the finalization in 2009 of the purchase price of acquisitions made in 2008.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
(in millions of U.S. dollars, except share and per share data)
(unaudited)

						Reserves
	Shares¹	Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2008	1,366	9,269	(5,800)	20,575	30,470	(1,473)	1,488	729	55,258	4,059	59,317

Net loss	—	—	—	—	(1,855)	—	—	—	(1,855)	(132)	(1,987)
Other comprehensive income (loss)	—	—	—	—	—	1,728	(510)	17	1,235	332	1,567

Total comprehensive income (loss)	—	—	—	—	(1,855)	1,728	(510)	17	(620)	200	(420)
Recognition of share based payments	1	—	30	144	—	—	—	—	174	—	174
Treasury shares	—	—	11	(11)	—	—	—	—	—	—	—
Dividend (0.75 per share)	—	—	—	—	(1,084)	—	—	—	(1,084)	(180)	(1,264)
Offering of common shares	1412	681	2,890	264	—	—	—	—	3,835	—	3,835
Dilution of interest in consolidated subsidiary and others	—	—	—	—	18	—	—	—	18	(254)	(236)

Balance at June 30, 2009*	1,508	9,950	(2,869)	20,972	27,549	255	978	746	57,581	3,825	61,406

Balance at December 31, 2009	1,510	9,950	(2,823)	20,808	29,738	1,642	953	777	61,045	4,353	65,398

Net income	—	—	—	—	2,383	—	—	—	2,383	119	2,502
Other comprehensive income (loss)	—	—	—	—	—	(5,467)	77	(1)	(5,391)	(206)	(5,597)

Total comprehensive income (loss)	—	—	—	—	2,383	(5,467)	77	(1)	(3,008)	(87)	(3,095)
Recognition of share based payments	1	—	30	67	—	—	—	—	97	—	97
Dividend (0.75 per share)	—	—	—	—	(1,132)	—	—	—	(1,132)	(26)	(1,158)
Acquisition of non-controlling interests	—	—	—	—	78	—	—	—	78	(461)	(383)
Other movements	—	—	—	—	(3)	—	—	—	(3)	18	15

Balance at June 30, 2010	1,511	9,950	(2,793)	20,875	31,064	(3,825)	1,030	776	57,077	3,797	60,874

1	Excludes treasury shares, presented in millions of shares
2	Includes the issuance of 29 million treasury shares
*	As required by IFRS, the information for the six month period ended June 30, 2009 has been adjusted retrospectively for the finalization in 2009 of the purchase price of acquisitions made in 2008.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,
	2009	2010

Operating activities:
Net (loss) income	(1,987)	2,502

Adjustments to reconcile net income (loss) to net cash provided by operations and payments:
Depreciation and impairment	2,346	2,481
Net realizable value and onerous supply contract	2,147	526
Recycling of deferred gain on raw material hedges	(742)	(181)
Change in fair value of conversion options on Convertible Bonds	357	(696)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(2,230)	(751)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	940	(2,244)
Inventories	5,620	(4,853)
Trade accounts payable	(2,697)	3,051
Other working capital movements	(1,679)	(169)
Net cash provided by (used in) operating activities	2,075	(334)

Investing activities:
Purchase of property, plant and equipment	(1,418)	(1,182)
Acquisition of net assets of subsidiaries, net of cash acquired of nil and nil, respectively, and non-controlling interests *	(67)	(13)
Investments in associates and joint ventures accounted for under equity method	—	(261)
Other investing activities (net)	210	31
Net cash used in investing activities	(1,275)	(1,425)

Financing activities:
Offering of common shares	3,153	—
Proceeds from short-term and long-term debt	9,939	4,227
Payments of short-term and long-term debt	(13,320)	(4,623)
Dividends paid	(697)	(591)
Acquisition of non-controlling interests*	—	(383)
Other financing activities (net)	(252)	(39)
Net cash used in financing activities	(1,177)	(1,409)

Net decrease in cash and cash equivalents	(377)	(3,168)
Effect of exchange rate changes on cash	46	(343)
Cash and cash equivalents:
At the beginning of the period	7,576	5,919
At the end of the period	7,245	2,408

* Due to the adoption of IFRS 3 (revised) and IAS 27 (revised), acquisition of non-controlling interests after January 1, 2010 have been classified as equity transactions and are presented within financing activities. See note 1 for further information.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of and for the six months ended June 30, 2009 and 2010 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standards (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value, and assets held for sale which are measured at the lower of their carrying amount or the fair value less costs to sell. The accounting policies used to prepare the Interim Financial Statements are the policies described in Note 2 of the consolidated financial statements for the year ended December 31, 2009.

The Company adopted a number of new standards, amendments to standards or interpretations effective January 1, 2010 which are described in note 1 of the consolidated financial statements for the year ended December 31, 2009. The Company adopted IFRS 3 (revised), “Business Combination” (“IFRS 3 (revised)”) and IAS 27 (revised), “Consolidated and Separate Financial Statements” (“IAS 27 (revised)”) for transactions with acquisition dates on or after January 1, 2010. The adoption of these revisions requires, among other things, the acquirer to expense direct acquisition costs as incurred and to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the Company’s interest but do not affect control. As further described in note 3, the Company acquired an additional ownership interest in ArcelorMittal Ostrava, an entity of which it previously owned 82.55% and recorded a direct increase in equity of 63. Except for the adoption of IFRS 3 (revised) and IAS 27 (revised), there were no significant effects on the Interim Financial Statements as a result of the adoption of any of the aforementioned standards.

On May 6, 2010, the IASB issued Improvements to IFRSs, a collection of amendments to seven IFRSs. Some of the amendments are effective for annual periods beginning on or after January 1, 2011, and others for annual periods beginning on or after July 1, 2010, although entities are generally permitted to adopt them earlier. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these amendments.

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – ACQUISITIONS

During the six months ended June 30, 2010, the Company completed the purchase price allocation for DSTC FZCO (“DSTC”) and Noble European Holdings B.V. (“Noble”). Final  goodwill and negative goodwill recorded as a result of these acquisitions amounted to 36 and (39), respectively. Net income included in consolidated net income for these acquisitions for the six months ended June 30, 2009 was nil.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

NOTE 3 – TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In January 2010, ArcelorMittal completed the acquisition of an additional ownership interest of 13.88% of ArcelorMittal Ostrava for a total consideration of 373. The Company’s stake increased from 82.55% to 96.43%. The transaction resulted in a reduction of non-controlling interests of 436. As required by IFRS 3 (revised) and IAS 27 (revised), the Company recorded an increase of 63 directly in equity.

On February 12, 2010, the non-controlling shareholders (representing an ownership share of 30%) of Rozak announced their intention to exercise and subsequently did exercise their put option included in the original purchase agreement. The liability related to the put option amounted to 31 and will be settled in January 2011. The Company now owns 100% of the shares of Rozak.

NOTE 4 – INVENTORIES

Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2009 and June 30, 2010, respectively, is comprised of the following:

	December 31, 2009	June 30, 2010
Finished products	5,391	6,574
Production in process	3,513	3,767
Raw materials	5,921	7,219
Manufacturing supplies, spare parts and other	2,010	1,898
Total	16,835	19,458

Due to the sharp decline in the market prices of raw materials and steel demand in the beginning of 2009, which continued to a lesser extent in the beginning of 2010, the Company wrote down its inventory to its net realizable value. The amount of write-downs of inventories to net realizable value recognized as an expense was 1,910 and 431 during the six months ended June 30, 2009 and 2010, respectively. During the six months ended June 30, 2009 and 2010, utilization of existing write-downs due to normal inventory consumption was 2,933 and 577, respectively.

NOTE 5 – ASSETS AND LIABILITIES HELD FOR SALE

On October 9, 2009, the Company signed an agreement to divest its 28.6% stake in Wabush Mines in Canada as it was no longer a core part of the Company’s mining strategy. Wabush Mines was part of the Flat Carbon Americas reportable segment. Liabilities of 11 were classified as held for sale as of December 31, 2009. The total cash consideration received was 38 and the transaction was completed on February 1, 2010. A gain of 42 was recognized with respect to the disposal of this equity method investment.

On July 5, 2010, the Company completed the disposal of the Anzherskoye coal mine in Russia, which was part of the Others reportable segment, as management had concluded the mine had no further strategic value to the Company. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of 119 was recognized with respect to goodwill (for 16), and property, plant and equipment (for 103) and included as cost of sales in the statement of operations. Inventories and trade receivables were written down by 3. Liabilities of 41 were classified as held for sale as of June 30, 2010.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)
NOTE 6 – EQUITY

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 51.4 million and 50.5 million treasury shares as of December 31, 2009 and June 30, 2010, respectively.

Dividends

On October 27, 2009, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2010, and this decision was acknowledged by the Annual General Meeting of shareholders on May 11, 2010. The full year dividend paid in 2009 was 1,084. The full year dividend to be paid in 2010 amounts to 1,132.

For the six months ended June 30, 2009, dividend payments of 256 and 262 ($0.1875 per share per quarter) were made on each of March 16, 2009 and June 15, 2009, respectively. For the six months ended June 30, 2010, dividend payments of 282 and 283 ($0.1875 per share per quarter) were made on each of March 15, 2010 and June 14, 2010, respectively.

NOTE 7 – INCOME TAX

The tax benefit for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pretax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

Income tax benefit was 2,327 and 424 for the six months ended June 30, 2009 and 2010, respectively. The decrease in the income tax benefit is due to changes in the estimated results at subsidiaries as the Company’s operating entities experienced an overall increase in profitability for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

NOTE 8 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

During January 2010, ArcelorMittal acquired a 33.8% interest in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India, for a total consideration of 108. This acquisition is accounted for under the equity method. As of June 30, 2010, the investment had a market value of 95.

In April 2010, Exeltium became effective as a power purchasing consortium set up by the Company and six other major industrial companies. It aims at providing access to competitive electricity prices for the members. ArcelorMittal has a stake of 19.9% of Exeltium, which is accounted for under the equity method. As of June 30, 2010, the carrying amount is 32. In connection with the opt-out provisions by which clients can temporarily suspend their off-take obligations, the Company has written a put option under which ArcelorMittal is committed to purchase 51% of the volumes surrendered by other Exeltium clients. The premium received under the put option amounts to 75 and is recorded as deferred revenue that will be recognized in the statement of operations at each option date, determined to be October 2019, October 2024 and October 2029. The Company also provided a bank guarantee of 45 renewable annually to cover certain future billings. Purchase commitments to the consortium amount to 735.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

 NOTE 9 – SHORT-TERM AND LONG-TERM DEBT

 Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31, 2009	June 30, 2010
Short-term bank loans and other credit facilities	2,744	2,939
Current portion of long-term debt	1,297	2,568
Lease obligations	94	92
Total	4,135	5,599

Short-term debt includes short-term loans, overdrafts and commercial paper.

The Company’s commercial paper program provides for borrowing of up to €2,000 (2,454). As of June 30, 2010, the outstanding amount was 1,753.

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of Interest	Interest rate(1)	December 31, 2009	June 30, 2010
Corporate
€12 billion Term Loan	2011	Floating	1.13%-1.36%	3,493	2,948
€5 billion Revolving Credit Facility	2012	Floating	0.72%	—	500
€1.5 billion unsecured bonds	2013	Fixed	8.25%	2,146	1,830
€1.0 billion unsecured bonds	2016	Fixed	9.38%	1,426	1,216
$1.5 billion unsecured notes	2013	Fixed	5.38%	1,500	1,500
$1.0 billion unsecured bonds	2039	Fixed	7.00%	943	944
$1.5 billion unsecured notes	2018	Fixed	6.13%	1,500	1,500
$0.75 billion unsecured notes	2015	Fixed	9.00%	740	741
$1.5 billion unsecured notes	2019	Fixed	9.85%	1,457	1,459
€1.25 billion convertible bonds	2014	Fixed	7.25%	1,369	1,198
$800 Convertible Senior Notes	2014	Fixed	5.00%	617	634
€0.1 billion unsecured bonds	2014	Fixed	5.50%	144	123
€0.5 billion unsecured bonds	2014	Fixed	4.63%	720	614
€0.6 billion unsecured bonds	2010	Fixed	5.13%	864	736
EBRD loans	2012-2015	Floating	1.02%-1.15%	238	208
Other loans	2011-2018	Floating	0.8%-2.32%	1,486	1,023
Other loans	2010-2035	Fixed	3.75%-6.4%	678	678
Total Corporate				19,321	17,852
Americas
800 Senior secured notes	2014	Fixed	9.75%	420	—
600 Senior unsecured notes	2014	Fixed	6.50%	500	500
Other loans	2011-2020	Fixed/Floating	0.85%-20.85%	1,131	893
Total Americas				2,051	1,393
Europe, Asia & Africa
Other loans	2011-2018	Fixed/Floating	0.41%-16%	205	213
Total Europe, Asia & Africa				205	213
Total				21,577	19,458
Less current portion of long-term debt				1,297	2,568
Total long-term debt (excluding lease obligations)				20,280	16,890
Lease obligations (2)				397	344
Total long-term debt, net of current portion				20,677	17,234

(1)	Rates applicable to balances outstanding at June 30, 2010.
(2)	Net of current portion of 94 and 92 as of December 31, 2009 and June 30, 2010, respectively.

Corporate

€17 billion credit facility (€12 billion term loan facility and €5 billion revolving credit facility)

On November 30, 2006, the Company entered into a €17 billion credit agreement, comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The maturity of the €5 billion revolving credit facility is November 30, 2012. Out of the outstanding amount of €2.4 billion under the €12 billion term loan, €1.2 billion (1,473) is due in May 2011 and is classified as current portion of long-term debt as of June 30, 2010. The remaining portion of €1.2 billion is due in November 2011. The €5 billion revolving credit facility was unutilized as of December 31, 2009. As of June 30, 2010, 500 had been drawn and was outstanding under this facility.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

$4 billion credit facility (the “2008 $4 billion facility”)

On May 13, 2008 ArcelorMittal entered into a $4 billion revolving credit facility which may be utilized for general corporate purposes. ArcelorMittal did not utilize this facility and it remained fully available at December 31, 2009. Approximately one-third of the facility was scheduled to mature in May 2010 and approximately two-thirds was scheduled to mature in May 2011. A Forward Start facility of 3,175 was reinstated in connection with this facility, effectively extending its maturity (to the extent of 3,175) to 2012. Effective May 12, 2010, the credit facility and the Forward Start facility were fully cancelled and replaced by a new $4 billion credit facility maturing in 2013 as described below.

$4 billion credit facility (the “2010 $4 billion facility”)

On May 6, 2010, ArcelorMittal entered into a $4 billion revolving credit facility which may be utilized for general corporate purposes and which matures in 2013. As of June 30, 2010, this facility remains fully available.

Other credit facilities

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300 which was retroactively effective as of June 30, 2010.  Each of these facilities may be used for general corporate purposes and matures in 2013. As of June 30, 2010, both facilities remained fully available.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. 423 (420 net of discount) was outstanding as of December 31, 2008 and 2009. The outstanding amount of the Senior Secured Notes was redeemed early on April 1, 2010.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth.

The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These include restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2009 and June 30, 2010.

NOTE 10 – FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest and exchange rates, the price of raw materials, energy and emission rights allowances, and other exposures arising from operating, financing and investment activities.

The Company generally manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party.

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. As of December 31, 2009, the effective portion recorded in equity was 1,736 (1,233 net of tax). The effective portion represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. During the six months ended June 30, 2009 and 2010, the Company recycled 742 and 181, respectively, to cost of sales related to the sale of inventory and changes in the estimated future raw material purchases which are expected to occur. As of June 30, 2009 and 2010, the deferred gain recorded in equity is 1,894 (1,345 net of tax) and 1,308 (929 net of tax), respectively.

NOTE 11 – SEGMENT REPORTING

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and ArcelorMittal Distribution Solutions. During the six months ended June 30, 2010, the Steel Solutions & Services reportable segment was renamed ArcelorMittal Distribution Solutions.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Stainless Steel	ArcelorMittal Distribution Solutions	Others / Eliminations*	Total
Six months ended June 30, 2009
Sales to external customers	5,305	7,492	6,981	2,202	1,857	6,266	195	30,298
Intersegment sales**	679	1,689	880	1,164	63	523	(4,998)	-
Operating income (loss)	(1,020)	(602)	(242)	2	(233)	(456)	(116)	(2,667)
Depreciation	577	639	521	265	144	108	92	2,346
Impairment	-	-	-	-	-	-	-	-
Capital expenditures	212	354	215	177	44	43	69	1,114
Total assets***	17,188	28,814	21,321	8,302	3,848	5,282	42,473	127,228
Total liabilities***	7,082	7,868	5,622	2,042	1,297	3,177	38,734	65,822

Six months ended June 30, 2010
Sales to external customers	8,354	10,128	8,735	3,317	2,721	6,788	260	40,303
Intersegment sales**	1,212	2,337	1,509	1,391	109	703	(7,261)	-
Operating income (loss)	1,145	355	657	471	190	146	(555)	2,409
Depreciation	504	708	532	287	150	98	83	2,362
Impairment	-	-	-	-	-	-	119	119
Capital expenditures	304	278	219	248	51	36	46	1,182
Total assets	19,542	26,190	21,956	8,089	4,089	4,778	36,099	120,743
Total liabilities	9,592	9,373	6,600	2,040	1,641	3,000	27,623	59,869

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
**	Transactions between segments are conducted on the same basis of accounting as transactions with third parties.
***	As required by IFRS, the information for the six month period ended June 30, 2009 has been adjusted retrospectively for the finalization in 2009 of the purchase price of acquisitions made in 2008.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

The reconciliation from operating (loss) income to net (loss) income is as follows:

	Six months ended June 30,
	2009	2010

Operating (loss) income	(2,667)	2,409

(Loss) income from investments in associates and joint ventures	(142)	277
Financing costs - net	(1,505)	(608)

(Loss) income before taxes	(4,314)	2,078
Income tax benefit	(2,327)	(424)
Net (loss) income (including non-controlling interests)	(1,987)	2,502

Geographical segmentation

Sales (by destination)
	Six months ended June 30,
	2009	2010
Americas
United States	4,259	6,645
Brazil	2,552	4,266
Canada	999	1,526
Argentina	371	513
Others	1,411	1,682
Total Americas	9,592	14,632

Europe
Germany	3,025	3,770
France	2,502	2,840
Spain	1,960	2,391
Poland	1,154	1,552
Italy	1,145	1,715
Turkey	642	1,222
United Kingdom	637	956
Belgium	562	682
Czech Republic	439	654
Romania	258	331
Others	2,511	3,314
Total Europe	14,835	19,427

Asia & Africa
South Africa	1,376	1,705
Others	4,495	4,539
Total Asia & Africa	5,871	6,244

Total	30,298	40,303

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

NOTE 12 – COMMITMENTS

ArcelorMittal’s commitments consist of three main categories:

•	Various purchase and capital expenditure commitments,

•	Pledges, guarantees and other collateral instruments given to secure financial debt and credit lines,

•	Non-cancellable operating leases and other.

The total of commitments by category is as follows:

	December 31, 2009	June 30, 2010
Purchase commitments	26,229	21,731
Guarantees, pledges and other collateral	4,944	2,709
Capital expenditure commitments	1,515	1,713
Other commitments	5,895	7,241
Total	38,583	33,394

NOTE 13 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to consolidated financial statements for the year ended December 31, 2009.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period.

Tax Claims

Brazil

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

The Brazilian social security administration has claimed against ArcelorMittal Brasil (Tubarão) amounts for social security contributions not paid by outside civil construction service contractors for the period 2001-2007. The amount claimed is 55. ArcelorMittal is defending the case.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, has issued formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009 and the 2007 and 2008 claims in February and March 2010.

Competition/Anti-Trust claims

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal España and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. A response to the Statement of Objections was submitted in December 2008 and a hearing took place in February 2009. On June 30, 2010, the European Commission imposed fines totalling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal is currently reviewing the decision in detail. An appeal is under preparation. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 120 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 28 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Répression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including by Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €302 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. ArcelorMittal appealed the amount of the fine in January 2009 and in January 2010, the Paris Court of Appeals reduced it from €575 million to €74 million (of which €42 million is payable by ArcelorMittal). In May 2010, ArcelorMittal paid the fines and the case is now closed.

Other Legal Claims

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case is pending, and because of a recent change in jurisprudence (some precedents excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there is a decision adverse to PBM, it could lead to an order for possible payments by PBM of legal fees to the outside counsels of the Bank (honorários de sucumbência), potentially in a substantial amount. No provisions have been made as the amount of potential payment cannot yet be reasonably estimated.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it will no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement concluded between the parties in 2001, on the grounds that AMSA has lost its 21.4% undivided share in the mineral rights at the Sishen mine. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced the arbitration process to resolve this dispute. On July 22, 2010, AMSA announced that an interim arrangement has been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC have agreed on a fixed price of $50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, and the other standard terms of the disputed supply agreement will continue to apply. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then prevailing spot calculated export parity price. As announced previously, AMSA had imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. In view of the interim agreement, AMSA will, with effect from August 1, 2010, charge a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. AMSA customers have been informed of this revision in its commercial policy. The extra amount that is now due and payable to SIOC exceeds the funds that were raised by the surcharge over the last few months and, therefore, these accumulated surcharge funds and the shortfall will be paid over to SIOC. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

USA

ArcelorMittal USA Inc. ("ArcelorMittal USA") is a party to litigation and a separate arbitration with The Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. In the litigation, ArcelorMittal USA is seeking a declaratory judgment in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. In the arbitration, Cleveland Cliffs is seeking, among other things, to reset the price of certain agreed quantities of iron ore purchases in 2010. Under certain possible scenarios, the combined effect of the outcome of the litigation and arbitration would be a potentially significant increase in the cost of ArcelorMittal USA’s iron ore purchases in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against inter alia Welspun concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is 66. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties will be disputing the jurisdiction of the Texas court.

NOTE 14 – SUBSEQUENT EVENTS

On July 5, 2010, the Company completed the sale of the Russian coal mine Anzherskoye as described in note 5.

On July 23, 2010, the Company completed the acquisition of 3.57% of the remaining outstanding shares of ArcelorMittal Ostrava. The Company’s stake increased from 96.43% to 100% for a total consideration of 84. The transaction will result in a reduction of non-controlling interests of 98 and an increase in equity of 14.

On July 22, 2010, ArcelorMittal announced that an interim arrangement has been reached with SIOC in terms of a pricing agreement in respect of the supply of iron ore to ArcelorMittal’s production facilities, as described in note 13.

NOTE 15: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2009 and June 30, 2010 and for the six months ended June 30, 2009 and 2010.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

 Condensed consolidating statements of financial position as of December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	4	5,914	—	5,919
Restricted cash	—	—	—	90	—	90
Assets held for sale	—	1	—	—	—	1
Trade accounts receivable and other	74	100	182	5,547	(153)	5,750
Inventories	—	728	1,279	14,832	(4)	16,835
Prepaid expenses and other current assets	19,743	1,910	308	4,854	(22,603)	4,212

Total current assets	19,818	2,739	1,773	31,237	(22,760)	32,807
Property, plant and equipment	48	1,502	3,386	55,449	—	60,385
Investments in associates and joint ventures and intercompany long-term receivable	70,706	4,583	2,550	11,217	(79,428)	9,628
Other assets	5,738	362	28	23,387	(4,638)	24,877

Total assets	96,310	9,186	7,737	121,290	(106,826)	127,697

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	17,485	59	16	7,517	(20,942)	4,135
Trade accounts payable and other	137	373	553	9,694	(81)	10,676
Liabilities held for sale	—	—	—	11	—	11
Accrued expenses and other current liabilities	674	569	163	7,996	(694)	8,708

Total current liabilities	18,296	1,001	732	25,218	(21,717)	23,530
Long-term debt, net of current portion	15,676	1,439	2,278	7,761	(6,477)	20,677
Deferred employee benefits	34	2,616	24	4,909	—	7,583
Other long-term obligations	1,259	344	15	9,260	(369)	10,509

Total liabilities	35,265	5,400	3,049	47,148	(28,563)	62,299

Equity attributable to the equity holders of the parent	61,045	3,786	4,688	73,263	(81,737)	61,045
Non-controlling interests	—	—	—	879	3,474	4,353

Total liabilities and equity	96,310	9,186	7,737	121,290	(106,826)	127,697

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of operations for the six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	1,011	2,326	27,271	(310)	30,298
Cost of sales (including depreciation and impairment)	3	357	3,883	26,982	(310)	30,915
Selling, general and administrative	(209)	116	15	1,656	472	2,050

Operating income (loss)	206	538	(1,572)	(1,367)	(472)	(2,667)
(Loss) income from investments in associates and joint ventures	(2,561)	(1,641)	—	(139)	4,199	(142)
Financing costs—net	(1,213)	(69)	(69)	44	(198)	(1,505)

(Loss) income before taxes	(3,568)	(1,172)	(1,641)	(1,462)	3,529	(4,314)
Income tax (benefit) expense	(1,713)	(476)	(3)	(135)	—	(2,327)

Net (loss) income (including non-controlling interests)	(1,855)	(696)	(1,638)	(1,327)	3,529	(1,987)

Net (loss) income attributable to:
Equity holders of the parent	(1,855)	(696)	(1,638)	(1,195)	3,529	(1,855)
Non-controlling interests	—	—	—	(132)	—	(132)

Net (loss) income (including non-controlling interests)	(1,855)	(696)	(1,638)	(1,327)	3,529	(1,987)

Condensed consolidating statement of cash flows for the six months ended June 30, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities	(1,287)	(399)	125	3,636	—	2,075

Investing activities:
Purchases of property, plant and equipment	(2)	(17)	(123)	(1,276)	—	(1,418)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(67)	—	(67)
Investment in associates and joint ventures accounted for under equity method	—	—	—	—	—	—
Disposal of financial and fixed assets and other investing activities (net)	(1)	—	1	210	—	210

Net cash used in investing activities	(3)	(17)	(122)	(1,133)	—	(1,275)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from short-term and long-term debt	8,513	415	—	1,386	(375)	9,939
Payments of short-term and long-term debt	(9,880)	(1,681)	(8)	(3,808)	2,057	(13,320)
Dividends paid	(518)	—	—	(179)	—	(697)
Other financing activities (net)	5	1,682	—	(257)	(1,682)	(252)

Net cash (used in) provided by financing activities	1,273	416	(8)	(2,858)	—	(1,177)

Net decrease in cash and cash equivalents	(17)	—	(5)	(355)	—	(377)
Effect of exchange rate changes on cash	2	—	—	44	—	46
Cash and cash equivalents:
At the beginning of the year	15	—	12	7,549	—	7,576

At the end of the year	—	—	7	7,238	—	7,245

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of June 30, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	8	2,399	—	2,408
Restricted cash	—	—	—	170	—	170
Assets held for sale	—	1	—	—	—	1
Trade accounts receivable and other	63	137	322	7,041	(197)	7,366
Inventories	—	772	1,461	17,285	(60)	19,458
Prepaid expenses and other current assets	16,944	52	390	4,005	(17,199)	4,192

Total current assets	17,008	962	2,181	30,900	(17,456)	33,595
Property, plant and equipment	45	1,447	3,353	49,870	—	54,715
Investments in associates and joint ventures and intercompany long-term receivable	68,557	4,862	2,010	9,203	(75,350)	9,282
Other assets	5,803	1,761	27	22,073	(6,513)	23,151

Total assets	91,413	9,032	7,571	112,046	(99,319)	120,743

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	18,983	63	20	2,944	(16,411)	5,599
Trade accounts payable and other	77	524	671	11,566	(64)	12,774
Liabilities held for sale	—	—	—	41	—	41
Accrued expenses and other current liabilities	1,326	385	147	7,220	(961)	8,117

Total current liabilities	20,386	972	838	21,771	(17,436)	26,531
Long-term debt, net of current portion	13,463	1,548	2,126	8,577	(8,480)	17,234
Deferred employee benefits	35	2,738	20	4,302	—	7,095
Other long-term obligations	452	328	17	8,281	(69)	9,009

Total liabilities	34,336	5,586	3,001	42,931	(25,985)	59,869

Equity attributable to the equity holders of the parent	57,077	3,446	4,570	68,279	(76,295)	57,077
Non-controlling interests	—	—	—	836	2,961	3,797

Total liabilities and equity	91,413	9,032	7,571	112,046	(99,319)	120,743

ARCELORMITTAL AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2010

(in millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of operations for the six months ended June 30, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	1,827	3,173	36,226	(923)	40,303
Cost of sales (including depreciation and impairment)	3	1,742	3,338	31,943	(923)	36,103
Selling, general and administrative	101	112	11	1,567	—	1,791

Operating income (loss)	(104)	(27)	(176)	2,716	—	2,409
(Loss) income from investments in associates and joint ventures	2,294	(220)	—	272	(2,069)	277
Financing costs—net	173	(69)	(63)	(1,029)	380	(608)

(Loss) income before taxes	2,363	(316)	(239)	1,959	(1,689)	2,078
Income tax (benefit) expense	(20)	4	—	(408)	—	(424)

Net (loss) income (including non-controlling interests)	2,383	(320)	(239)	2,367	(1,689)	2,502

Net (loss) income attributable to:
Equity holders of the parent	2,383	(320)	(239)	2,248	(1,689)	2,383
Non-controlling interests	—	—	—	119	—	119

Net (loss) income (including non-controlling interests)	2,383	(320)	(239)	2,367	(1,689)	2,502

Condensed consolidating statement of cash flows for the six months ended June 30, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash (used in) provided by operating activities	(689)	(197)	99	453	—	(334)

Investing activities:
Purchases of property, plant and equipment	(1)	(17)	(91)	(1,073)	—	(1,182)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(13)	—	(13)
Investment in associates and joint ventures accounted for under equity method	(960)	—	—	(279)	978	(261)
Disposal of financial and fixed assets and other investing activities (net)	—	8	1	1,000	(978)	31

Net cash used in investing activities	(961)	(9)	(90)	(365)	—	(1,425)

Financing activities:
Proceeds from short-term and long-term debt	5,414	645	5	783	(2,620)	4,227
Payments of short-term and long-term debt	(3,188)	(439)	(10)	(3,606)	2,620	(4,623)
Dividends paid	(580)	—	—	(11)	—	(591)
Acquisition of non-controlling interests	—	—	—	(383)	—	(383)
Other financing activities (net)	4	—	—	(43)	—	(39)

Net cash (used in) provided by financing activities	1,650	206	(5)	(3,260)	—	(1,409)

Net decrease in cash and cash equivalents	—	—	4	(3,172)	—	(3,168)
Effect of exchange rate changes on cash	—	—	—	(343)	—	(343)
Cash and cash equivalents:
At the beginning of the year	1	—	4	5,914	—	5,919

At the end of the year	1	—	8	2,399	—	2,408